UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
CHEVRON CORPORATION
(Name of Issuer)
Common Stock, $0.75 par value
(Title of Class of Securities)

1667511
(Cusip Number)

TEXACO INC.
(Name of Persons Filing Statement)

 Deval L. Patrick
Vice President and General Counsel
Texaco Inc.
2000 Westchester Avenue
White Plains, NY 10650
Tel No.: 914-253-4061
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
Copy to: Dennis S. Hersch, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000 October 15, 2000 (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following:☐

     Texaco Inc. ("Texaco") hereby amends and supplements its Report on Schedule 13D, originally filed on October 25, 2000 (the "Schedule 13D") with respect to the acquisition by Texaco of an option to purchase the common stock, par value $0.75 of Chevron Corporation ("Chevron").

Cover Page.

     The responses set forth in disclosure items 7, 9 and 11 of the Schedule 13D cover page are hereby amended and restated as follows:

     (7)  127,002,000

     (9)  127,002,000

    (11)  127,002,000

Item 2. Identity and Background.

     Appendix A to the Schedule 13D (referenced in Items 2 and 5 of the Schedule 13D) is hereby deleted in its entirety and replaced with the Appendix A attached to this Amendment No. 1.

Item 5. Interest in Securities of the Issuer.

     The response set forth on Appendix B to the Schedule 13D (referenced in Item 5 of the Schedule 13D) is hereby amended by adding the following new paragraph at the end of the first paragraph:

     Robin B. Smith, a Director of Texaco, is the beneficial owner of 2,000 shares of Chevron common stock. These shares were acquired more than 60 days prior to October 25, 2000, the date of filing of the Schedule 13D to which this Appendix B is attached. Texaco expressly disclaims beneficial ownership of these shares.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 5, 2000

TEXACO INC. By: /s/ Michael H. Rudy Name: Michael H. Rudy Title: Secretary

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF TEXACO INC.

The name, title, present principal occupation or employment, and business address of each of the directors and executive officers of Texaco Inc. are set forth below. Unless otherwise indicated, the business address for each person is c/o Texaco Inc., 2000 Westchester Avenue, White Plains, New York, 10650.
Name	Title, Present Principal Occupation or Employment and Citizenship

A. Charles Baillie	Director. Chairman & Chief Executive Officer of Toronto-Dominion Bank. Toronto-Dominion Bank, 55 King Street West, 11th Floor, Toronto Dominion Bank Tower, Toronto, Ontario M5K 1A2, Canada. Mr. Baillie is a citizen of Canada.
Peter I. Bijur	Director. Chairman & Chief Executive Officer of Texaco Inc.
Mary K. Bush	Director. President of Bush & Company. Bush & Company, 4201 Cathedral Avenue, N.W., Suite 1016E, Washington, D.C. 20016.
Edmund M. Carpenter	Director. President & Chief Executive Officer of Barnes Group, Inc. Barnes Group, Inc., 123 Main Street, P.O. Box 489, Bristol, CT 06011-0489.
Robert J. Eaton	Director. Former Chairman of DaimlerChrysler Corporation. DaimlerChrysler Corporation, 1000 Chrysler Dr., CIMS 480-01-01, Auburn Hills, MI 48326-2766.
Michael C. Hawley	Director. Former Chairman & Chief Executive Officer of The Gillette Company. The Gillette Company, Prudential Tower Building, 800 Boylston Street, Boston, MA 02119-8004.
Franklyn G. Jenifer	Director. President of the University of Texas at Dallas. University of Texas at Dallas, 2601 North Floyd Road, Room AD2.418, Richardson, TX 75080.
Sam Nunn	Director. Senior Partner of King & Spalding. King & Spalding, 191 Peachtree Street, Atlanta, GA 30303-1763.
Charles H. Price, II	Director. Former Chairman of Mercantile Bank of Kansas City. Mercantile Bank of Kansas City, One West Armour Blvd., Suite 300, Kansas City, MO 64111.
Charles R. Shoemate	Director. Advisory Director of Unilever PLC. Unilever PLC, P.O. Box 68, Unilever House, Blackfriars, London EC4P 4BQ, United Kingdom.
Robin B. Smith	Director. Chairman & Chief Executive Officer of Publishers Clearing House. Publishers Clearing House, 382 Channel Drive, Port Washington, NY 11050.
William C. Steere, Jr.	Director. Chairman & Chief Executive Officer of Pfizer Inc. Pfizer Inc., 235 East 42nd Street, New York, NY 10017-5755.
Thomas A. Vanderslice	Director. President of TAV Associates. TAV Associates, Le Rivage, Unit 10-N, 4351 Gulf Shore Blvd. North, Naples, FL 34103.
Patrick J. Lynch	Senior Vice President & Chief Financial Officer.
John J. O'Connor	Senior Vice President
William M. Wicker	Senior Vice President
Bruce S. Applebaum	Vice President. 4800 Fournace Place, Bellaire, TX 77401-2324
John S. Bethancourt	Vice President.
Eugene Celentano	Vice President.
James F. Link	Vice President.
James R. Metzger	Vice President.
Rosemary Moore	Vice President.
Robert C. Oelkers	Vice President.
Deval L. Patrick	Vice President & General Counsel.
Elizabeth P. Smith	Vice President.
Robert A. Solberg	Vice President. 1111 Bagby Street, Houston, TX 77002-2543
Janet L. Stoner	Vice President.
Michael N. Ambler	General Tax Counsel.
George J. Batavick	Comptroller.
Ira D. Hall	Treasurer.
Michael H. Rudy	Secretary.